APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Emerald Coast Brewing Company, LLC
Balance Sheet - unaudited
For the period ended 04-30-21

	Current Period
	30-Apr-21
ASSETS	
Current Assets:	
Cash	$ 50,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	500.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	50,500.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	4,000.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	4,000.00
Other Assets:	
Trademarks	250.00
Patents	-
Security Deposits	-
Other Assets	250.00
Total Other Assets	500.00
TOTAL ASSETS	**$ 55,000.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		55,000.00
Total Equity		55,000.00
TOTAL LIABILITIES & EQUITY	$	**55,000.00**
Balance Sheet Check		-

I, Shannon Huddleston, certify that:

1. The financial statements of Emerald Coast Brewing Company LLC. included in this Form are true and complete in all material respects; and
2. The tax return information of Emerald Coast Brewing Company LLC. has not been included in this Form as Emerald Coast Brewing Company LLC. was formed on 03/01/2021 and has not filed a tax return to date.

Signature   *Shannon Huddleston*

Name: Shannon Huddleston

Title: Owner